February 3, 2010

Larry Spirgel, Assistant Director
United States Securities & Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re: Wonder International Education & Investment Group Corporation
Registration Statement on Form S-1
Filed on December 9, 2009
File No. 333-163635

Dear Mr. Sprigel:

     We are in receipt of your letter, dated January 5, 2010, which contains the Commission’s comments with regard to the above-referenced filing. Please accept this letter as the Company’s response to that letter.

General

1. Please revise your prospectus to include clear disclosure as to how the selling shareholders received the shares being offered for resale pursuant to this registration statement. We note inconsistencies in this regard. For example, in footnote one to your registration fee table, you refer to the "last sale price" of $6 per share for your common shares, yet on page five you state that you have raised $0 through the sale of common stock." Later on page five at paragraph six you state that you "determined this offering price ($6) based upon the price of the last sale of our common stuck to investors. ! On page 11 you state that the shares were acquired by the selling shareholders "under Rule 506 of Regulation D...or for the performance of services to the Company, yet on page 75 you state that "there were no sales of unregistered securities by Wonder since inception on April 17, 2008." To the extent that all the shares you are offering for resale were received by the selling shareholders pursuant to the Common Stock Exchange Agreement dated April 26, 2008, please tell us the exemption from registration that was relied upon for this distribution of the Company's shares. Please consider Staff' Legal Bulletin #4 when providing us with your analysis.

     RESPONSE: The initial transaction between Eastbridge, sole owner of Wonder (as its original incorporator), and the owners of the controlling interests in the Chinese entities was a Regulation S transaction: Wonder issued sufficient shares \such that approximately 83% of its common stock was owned by Mr. Chung Gui Xie, the CEO of Wonder, in exchange for 100% of all of his holdings in the Chinese schools, and the remainder \ stayed in the possession of the parent company, Eastbridge. Late in 2009, the decision was taken to “spin off” the Wonder division, necessitating a dividend to the then-current shareholders of Eastbridge. This determination led to the conclusion that a registration statement would be necessary, as no private placement exemption would allow for such a dividend, given the number of shareholders that would be receiving shares of Wonder, which is consistent with the underlying emphasis of Staff Legal Bulletin #4.

2. Please include all disclosure under Item 701 of Regulation S-K including the exemption(s) from registration relied upon and facts relied upon in making the exemption available, person or class of person to whom the securities were sold, and the nature and aggregate amount of consideration received, Please refer to Part 14 Item 15, "Recent Sales of Unregistered Securities." of Form S-1.

     RESPONSE: As noted above, the majority of the prospective shareholders will be receiving their shares as a result of a dividend recorded, but not as yet issued, on behalf of Eastbridge shareholders of record on July 31, 2009, as Eastbridge transfers a portion of its holdings in Wonder to its own shareholders.

3. We note that you are registering all of your outstanding common stock for resale. Tell us why this offering should not be viewed as a primary offering of the company's shares being distributed by the selling shareholders. Your analysis should address the length of time that the shares have been held by the selling shareholders, any monies received by the selling shareholders from the company, the business purpose for the distribution of shares from the company to the selling shareholders.

     RESPONSE: The shares have been issued and outstanding since April of 2008, when Wonder issued 16,600,000 shares to acquire the holdings for all seven of the vocational schools in China. This offering was a single private placement under Regulation S. As noted in Response #2 above, a dividend record date was set for the holders of Eastbridge Investment shares, with the primary distribution of these shares a result of that dividend declaration, when and as the shares are issued. This is not a primary offering because the holders of the minority interests, the dividend recipients, will achieve their status based upon the dividend, not earlier-made separate investment decisions of their own accord. None of the primary shareholders has received any money from the Company, and the true beneficiaries will be the minority shareholders (dividend recipients) who will now have the possibility of selling their shares into an open market.

4. Substantially revise your disclosure throughout to reflect your financial position and business description as of a date no earlier than September 30, 2009, For example. your MD&A. must be presented as of the date of your most recent financial statements. See Item 303(b) of Regulation S-K.

     RESPONSE: This revision has been accomplished throughout the Amended Registration Statement.

Table of Contents, page 4

5. Please revise to include pagination for your table of contents.

RESPONSE: Revised, as suggested.

Summary, page 5

6. Please revise to delete the reference in paragraph one to "information that is incorporated by reference into this prospectus," insofar as Wonder International Education is not eligible to incorporate by reference under General Instruction VII to Form S-1.

RESPONSE: This reference has been deleted.

Risk Factors. page 5

7. We note that you have not included risk factor disclosure concerning your lack of legal standing in China, as disclosed on page 83, nor your failure to file all of your tax returns required under Chinese law, as disclosed on page 89. Please advise or revise.

     RESPONSE: Several risk factors have been added specifically to address the lack of legal standing in China, and a separate risk factor has been added to advise of the potential problems for failure to file tax returns under Chinese law.

Risks Related to Our Common Stock, page 8

The trading price of our common stock may fluctuate significantly, and stockholders may have difficulty reselling their shares, page 8

8. Please revise your risk factor heading insofar as the risk you discuss here relates not to fluctuation in your stock trading price (which you discuss in the previous risk factor), but rather to the possibility of dilution to shareholders should the company issue additional common stock.

RESPONSE: This revision has been accomplished as suggested.

Forward-Looking Statements, page 10

9. At the end of this section, you correctly indicate that the safe harbor provided by the Private Securities Litigation Reform Act of 1995 does not apply to your disclosure in this document; however, later in MD&A you incorrectly reference the safe harbor (page 68). Please correct to remove the reference.

RESPONSE: The reference on page 68 has been deleted.

Selling Security Holders. page 11

10. We note that many of your selling shareholders are selling only 1 share in the offering. Tell us why you are registering these resales.

     RESPONSE: In the dividend process, all shareholders of Eastbridge at the time of the recorded dividend were entitled to some portion, pro rata, of the securities being distributed. Rather than attempt to pay minor amounts to holders of less-than-a-full-share right in the dividend, the Company determined that ‘rounding up’ to a full share would be more equitable. This results in the creation of a number of holdings of only a single share, or an additional group of holders having only 2 or 3 shares.

11. Please revise to include footnote disclosure regarding the person or persons having voting or dispositive power over shares held by non-natural selling shareholders. We note, as examples, Eastbridge Investment Group Corp., NIL Management, Ltd., Xiamen Overseas Chinese, and Winterflood Securities Limited.

     RESPONSE: EastBridge is a corporation, incorporated in Arizona, providing the listing service for the registrant – the principals are Keith Wong (CEO) and Norm Klein (CFO); NTL Management, LTD is a corporation in the US, who obtained the shares as the result of EastBridge's stock dividend – Principal not known; Xiamen Overseas Chinese Electronics is a corporation in China, who obtained the shares as the result of EastBridge's stock dividend – Principal not known; Winterflood Securities Limited is a brokerage firm in the US, who held certain of their client accounts who obtained the shares as the result of EastBridge's stock dividend – Principal not known.

Description of Business, page 50

12. Please note that Item 101(h)(4) of Regulation S-K requires that a registrant "briefly describe" the business of the company. Your discussion focuses more on the state of foreign vocational education in China and other parts of the world rather than your current and planned business operations. We are uncertain, for example, why you have included disclosure related to the current situation of foreign vocational education in Germany, with chart disclosure relating to that country dating to 2003-2005. Likewise as to the United States and Australia, with charts included that date from 2004. It is not clear why vocational education models in foreign countries other than China, including Canada and Great Britain, are relevant to a discussion of Wonder International Education's business, whose seven vocational schools appear to operate solely in various provinces of China. Please revise significantly to both shorten your disclosure, and focus more specifically upon the business development and operations of Wonder, as opposed to education and educational developments generally.

     RESPONSE: The discussion of the business of the Company has been modified such that far less attention is drawn to foreign educational approaches to vocational education, and more analysis has been added for local Chinese competitive programs.

13. Please revise to indicate your competitive position within your industry. Refer to Item 101 (h)(4)(iv) of Regulation S-K. Likewise, revise to indicate your dependence on one or a few major customers. We note the reference on page 51 to 12 employment institutions. Refer to Item 101(h)(4)(vi) of Regulation S-K.

     RESPONSE: The discussion of business has been revised to provide more detail concerning Wonder’s competitive position and dependence on major customers. Also, please see answer to comment # 17 below.

14. To the extent that you retain the various charts, graphs, and photographs you have included in this section. please revise to tie each such graphic into your narrative disclosure. For example, it is not clear how the photograph mid-page 5I ties into the business of Wonder International Education. Similarly, the significance of the pie chart on page 53,the map of China on page 57(the map is not legible),and the pie charts on page 65. Tell us the source or sources of the data contained in these charts, and the population being referenced. We note your statement that 86,4% of the population pool "haven't been trained," but it is unclear what is the aggregate number of that population. Likewise, the meaning of the chart "Industry Condition of Rural Labor” on page 66 is unclear. Explain the significance of the percentages employed in primary, secondary, and tertiary industry and how this relates to your business.

     RESPONSE: The various maps and charts have been specifically cited in either the above- or below-related paragraph, such that the reader now is led to the information depicted in the charts or graphs.

More details underlying the data sets are provided in these referencing sentences.

15. Likewise, to the extent that you retain the various charts, graphs, and photographs you include in this section, or elsewhere in your prospectus, please identify the source or sources for the data represented or summarized thereby. Where you cite to industry research for information and statistics regarding, among other things, economic trends and market share, provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party. As an example of data for which you have already provided a cite, we note the reference to "OECD data in 2006" on page 57.

     RESPONSE: Citations have been added to identify the source or resource from which the information was obtained. The availability of the respective report or resource, whether public or private, has been noted and its location presented for readers interested in further information. To that end, copies marked to show the references cited, will being delivered as soon as practicable. The report(s) cited in the references are all public and available online in China.

16. Please revise to quantify the "significant assets" you reference in paragraph one, as of the most recent practicable date. Likewise, briefly describe the "clear stock equity structure," you reference at the conclusion of your introductory paragraph. and explain why this is important to an understanding of your business.

Response: Sentence containing both of the items below has been removed.

17. Please revise to more fully describe the material terms of your "partnerships" with 30,000 Chinese corporations and 12 employment institutions, as referenced in the second bullet point on page 50, including, for example, whether these partnerships are contractual in nature.

     RESPONSE: Wonder does not have ‘contracts’ with these 30,000 Chinese corporations, but does have an ongoing relationship with each one of them. As more completely explained in the revised disclosure on page 50, these entities are not partnerships in the contractual sense of that term, but rather in the marketing application of the graduates of the schools. It is a symbiotic relationship, in which the participating companies get trained workers without paying a fee; the school gets goodwill from the placed students and the students obtain employment. The key is that the schools have instituted this free employment placement service for all of their students. References to partnerships and written contracts have been deleted.

18. Please revise to explain the reference to "return on investment" of 39.4% in the fourth bullet point on page 51. How was this figure arrived upon? Likewise, provide support for your statements in the final bullet point on that page that Wonder is "currently a solid investment" with a "significant upside" that provides for a "strong return" coupled with "low risk." Similarly provide support for other unsupported qualitative and quantitative statements found elsewhere in your prospectus.

     RESPONSE: All references to any rate of return, or the quality of any investment that might be made by an investor in the shares available for resale, have been removed.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 68

19. Please revise to provide a more robust discussion of the reasons and drivers underlying your results of operations. Generally, you conclude your specific sections with the explanation that the described change was the result of "the reasons discussed above," which provides little by way of substantive disclosure. Please revise to more fully provide the information necessary to an understanding of the company's financial condition, changes in financial condition, and results of operations. Please refer to item 303(a) of Regulation S-K.

     RESPONSE: The MD&A section has been revised to provide more detail concerning the results of operations.

20. Refer to your discussion of the small loan business on page 70. Please revise MD&A at page 68 to discuss the results of operations of the small loan business as discontinued operations for all periods presented.

RESPONSE: The MD&A at page 69 has been revised.

Liquidity, page 70

21. Please revise to provide a more thorough and robust discussion of the company's liquidity, including internal and external sources of liquidity, and a discussion of any material unused sources of liquid assets. For example, please provide more disclosure concerning the material terms of the $2,000,000 credit facility you have with a local bank, including any outstanding balance under it. Refer to Item 303(a)(1) of Regulation S-K. We note that you have not included the credit facility agreement as an exhibit to the filing. Please advise us why, or include it as an exhibit with your amended filing.

     RESPONSE: The MD& A at page 70 has been revised to provide more disclosure – See Sources of Capital.

Critical Accounting Policies. Judgments and Estimates, page 70

22. Refer to your critical accounting policy for revenue recognition on page 71. Please expand the discussion of your revenue recognition policy to describe in detail your accounting for revenue recognition. For example, please describe when students enter into contractual arrangements for your programs, when payments are due, how long the programs typically last and the methodology you utilize to recognize tuition over the course of their training. Please revise the disclosure in Note 2. to the financial statements on page 84 accordingly.

     RESPONSE: The Company obtains pre-payment for each student at the beginning of a term, and books the income ratably as the student completes the courses.

Directors. Executive officers., Promoters. and Control Persons, page 71

23. Please revise to provide complete executive compensation disclosure under Item 402 of Regulation S-K, as it applies to smaller reporting companies.

Response: Please see Page 74 for Executive Compensation disclosure.

24. Please revise to provide complete disclosure under Item 404 of Regulation S-K, as it applies to smaller reporting companies, In this regard, we note disclosure on page 88 indicating that during 2007 and 2008, payments were made on behalf of the company'.s president, the outstanding balances of which were $107,000 at December 31, 2007, and $526,000 at December 31, 2008. Likewise, we note the purchase of computers from a company controlled by Wonder's president, totaling $149,952.

Response: During 2007 and 2008, Mr. Chung Gui Xie arranged to buy the office building in which the Company has its headquarters. Mr. Xie took advances from the Company during this time to assist him in assembling the financing needed to buy the building. Thus, there were fairly large amounts due from him at the end of each year. These advances do not require the payment of interest and there is no stated due date, so they are due on demand. He intends to repay the advances.

With respect to the computer purchases, the Company uses many computers in its business, as it is in the business of providing IT training. There was nothing out of the ordinary concerning the computer purchases; they were simply purchased from a company which is controlled by Mr. Xie.

Financial Statements

General

25. Refer to your disclosure of the small loan business in Note 8 on page 89. Please revise the financial statements to present the operations of the small business lending business as a discontinued operation for all periods presented pursuant to AS C 205-20-50.

Response: Financial statements have been revised

Report of Independent Registered Public Accounting Firm. page 78

26. We note that your auditors are located in New Jersey. It appears that most of your assets. liabilities, revenues and expenses relate to operations located in China. Please tell us how the audit of the operations in China, including the associated assets and liabilities, was conducted. Your response should include a discussion of the following:

Ï Whether another auditor was involved in the audit of the Chinese operations. If so, please tell us the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB). Additionally, please tell us how your U.S. auditor assessed the qualifications of the other auditor and the other auditor's knowledge of US GAAP and PCAOB Standards;

Ï Whether your U.S, auditor performed all the required audit procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor within China.

     Response: All of the audit work was conducted at the Company’s facilities, which are located in China. Our auditor employs the services of a Chinese speaking accountant who traveled to China with him.

The Chinese speaking accountant is a Chartered Accountant licensed under the laws of Canada. He has worked for our auditor for several years. The two work as a team, with our auditor filling the senior roll and the Chinese speaking accountant acting as his assistant.

Note 1 — Organization and Business. page 83

27. Refer to the discussion of your lack of legal standing under the laws of the PRC to assert ownership rights to China Wonder or the seven other subsidiaries. Please tell us in detail the basis for consolidating the operations of China Wonder given the lack of legal standing under the laws of the PRC.

Response: The basic rules for consolidation are contained in ARB 51, which provides that the condition for consolidating is that there be ownership of a majority voting interest of another company. That condition is further defined as ownership by one company, directly or indirectly, of 51% of the outstanding voting shares of another company. ARB 51 further provides three exceptions to this general rule. Two of the exceptions, though, describe “other governmental uncertainties”…so severe that they cast significant doubt upon the parents’ ability to control the subsidiary.

US Wonder owns 100% of the outstanding stock of China Wonder and China Wonder owns 100% of the outstanding stock of each of its Chinese subsidiaries. Furthermore, we do not consider the ownership restriction created by the 2005 Chinese law to be so severe as to affect the ability of US Wonder to control the subsidiaries because the seven schools and China Wonder are obligated to US Wonder under operating agreements and asset pledge agreements under which US Wonder controls the operations and cash flows of these Chinese companies, and realizes the benefits, and assumes the risks, of ownership.

Interim Financial Statements

28. Please include disclosure of the discontinuance of the small loan business, including all required disclosures regarding related party transactions for the interim periods presented. Please see ASC 205-20-50 for guidance.

Response: The financial statements have been revised.

Exhibits

29. Please include a currently dated consent from your independent accountant in each amendment.

Response: Attached as an amendment

Signatures, page 97

30. Please revise to indicate who is signing in the capacity of controller or principal accounting officer.

Refer to instruction I to Form S-1, "Signatures."

Response: The CFO, Mr. Wen Ming Xie, has signed as the controller.

     Thank you for your time and attention to this matter. If you have any questions, please feel free contact me at any time.

Sincerely,
DIETERICH & MAZAREI

/s/ Christopher H. Dieterich
Christopher H. Dieterich
Counsel to Wonder International Education & Investment Group Corporation